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                                            OMB Number: 3235-0145
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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. ___)

                           Interlinq  Software Corporation
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                                   (Name of Issuer)

                             Common Stock, $.01 par value
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                            (Title of Class of Securities)

                                      4587531000
                         ------------------------------------
                                    (CUSIP Number)

                                     May 15, 1997
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                Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

          / /  Rule 13d-1(b)
          /X/  Rule 13d-1(c)
          / /  Rule 13d-1(d)

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)

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--------------------------                           ---------------------------
 CUSIP NO.  4587531000                13G                 PAGE 3 OF 7 PAGES
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   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        George Sarlo
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)/ /
        (b)/ /

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   3    SEC USE ONLY

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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        California, USA
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                    5     SOLE VOTING POWER
                               297,259(1)
    NUMBER OF     --------------------------------------------------------------
      SHARES        6     SHARED VOTING POWER
   BENEFICIALLY                 60,340(2)
     OWNED BY     --------------------------------------------------------------
     BY EACH        7     SOLE DISPOSITIVE POWER
    REPORTING                  297,259(1)
      PERSON      --------------------------------------------------------------
       WITH         8     SHARED DISPOSITIVE POWER
                               60,340(2)
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    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              357,599
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   10    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         / /
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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

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(1) George S. Sarlo has sole voting and dispositive power over an aggregate of 297,259 shares of Interlinq Software Corporation ("Interlinq") Common Stock. Such shares are owned as follows: (i) 234,295 shares by the George
     S. Sarlo Revocable Trust, DTD 12-23-91; (ii) 7,033 shares by the George S. Sarlo SEPIRA, DTD 12-5-97; (iii) 3,000 shares of the George S. Sarlo IRA Rollover, DTD 4-25-85; and (iv) 52,931 shares by the Walden Management Corporation Pension FBO George S. Sarlo, DTD 1-8-80, where such shares reside in an earmarked account over which Mr. Sarlo has sole voting and dispositive power.

(2) George S. Sarlo is one of four general partners of Walden Partners II, LP, which is a general partner of Walden Capital Partners II, LP.
     Walden Capital Partners II, LP, owns 60,340 shares of Interlinq Common Stock. Mr. Sarlo shares voting and dispositive power over such shares with the three other general partners of Walden Partners II, LP.

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--------------------------                           ---------------------------
 CUSIP NO.  4587531000                13G                 PAGE 4 OF 7 PAGES
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         Approximately 7.0%

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   12    TYPE OF REPORTING PERSON *
         IN
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                         *SEE INSTRUCTION BEFORE FILLING OUT!

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--------------------------                           ---------------------------
 CUSIP NO.  4587531000                13G                 PAGE 5 OF 7 PAGES
--------------------------                           ---------------------------


Item 1(a)      NAME OF ISSUER:

               Interlinq Software Corporation

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               11255 Kirkland Way
               Kirkland, Washington 98033

Item 2(a)      NAME OF PERSON FILING:

               George S. Sarlo

Item 2(b)      ADDRESS OF PERSON FILING:

               The Walden Group
               750 Battery Street, 7th Floor
               San Francisco, California 94111

Item 2(c)      CITIZENSHIP:

               California, USA


Item 2(d)      CLASS OF SECURITIES:

               Common Stock

Item 2(e)      CUSIP NUMBER:

               4587531000

Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is filing is a:

        (a)    / /   Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).

        (b)    / /   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c).

        (c)    / /   Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).

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--------------------------                           ---------------------------
 CUSIP NO.  4587531000                13G                 PAGE 6 OF 7 PAGES
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        (d)    / /   Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)    / /   An investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

        (f)    / /   An employee benefit plan or endowment fund in accordance
                     with Section  240.13d-1(b)(1)(ii)(F);

        (g)    / /   A parent holding company or control person in accordance
                     with Section  240.13d-1(b)(1)(ii)(G);

        (h)    / /   A savings associations  as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i)    / /   A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)    / /   Group, in accordance with Section  240.13d-1(b)(1)(ii)(J).

Item 4         OWNERSHIP:

          (a)  Amount "beneficially" owned within the meaning of rule 13d-3:
               357,599

          (b) Percent of class: Approximately 7.0%, based on 5,122,553 shares of Common Stock outstanding as disclosed in the September 28, 1998 10-K Report on file with the SEC.

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or direct the vote:  297,259(1)
               (ii)  shared power to vote or direct the vote:  60,340(2)
               (iii) sole power to dispose or to direct the disposition of:
                     297,259(1)
               (iv)  shared power to dispose or to direct disposition of:
                     60,340(2)


Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

Item 6         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF  ANOTHER PERSON

               Not applicable.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH AS ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

Item 8         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

(1) George S. Sarlo has sole voting and dispositive power over an aggregate of 297,259 shares of Interlinq Software Corporation ("Interlinq") Common Stock. Such shares are owned as follows: (i) 234,295 shares by the George
     S. Sarlo Revocable Trust, DTD 12-23-91; (ii) 7,033 shares by the George S. Sarlo SEPIRA, DTD 12-5-97; (iii) 3,000 shares of the George S. Sarlo IRA Rollover, DTD 4-25-85; and (iv) 52,931 shares by the Walden Management Corporation Pension FBO George S. Sarlo, DTD 1-8-80, where such shares reside in an earmarked account over which Mr. Sarlo has sole voting and dispositive power.

(2) George S. Sarlo is one of four general partners of Walden Partners II, LP, which is a general partner of Walden Capital Partners II, LP.
     Walden Capital Partners II, LP, owns 60,340 shares of Interlinq Common Stock. Mr. Sarlo shares voting and dispositive power over such shares with the three other general partners of Walden Partners II, LP.

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 CUSIP NO.  4587531000                13G                 PAGE 7 OF 7 PAGES
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Item 9         NOTICE OF DISSOLUTION OF GROUP

               Not applicable.

Item 10        CERTIFICATION.

               By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 31, 1998


 GEORGE SARLO





 /s/ George Sarlo
 -------------------------------
    George Sarlo



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).